Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Cincinnati Bell Retirement Savings Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-192225) on Form S-8 of Cincinnati Bell Inc. of our report dated June 25, 2018, with respect to the statements of net assets available for benefits of Cincinnati Bell Retirement Savings Plan as of December 30, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 30, 2017, and the related supplemental schedule as of December 30, 2017, which report appears in the December 30, 2017 annual report on Form 11-K of Cincinnati Bell Retirement Savings Plan.

Cincinnati, Ohio
June 25, 2018